EZENIA! INC. 14 Celina Avenue Suite 17-18 Nashua, NH 03063

October 13, 2005

BY ELECTRONIC SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C.  20549

Attention:              Mr. Craig D. Wilson

Senior Assistant Chief Accountant

Re:          Ezenia! Inc.

Form 10-K/A for the year ended December 31, 2004

Form 10-Q for the quarterly period ended March 31, 2005

Form 10-Q for the quarterly period ended June 30, 2005

File No: 000-25882

Dear Mr. Wilson,

This letter is being furnished in response to your letter (the “Letter”) to Ezenia! Inc. (the “Company”) dated September 19, 2005 from Craig Wilson, Senior Assistant Chief Accountant, of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Khoa D. Nguyen, Chairman and Chief Executive Officer of the Company.  The comments and responses set forth below are keyed to the sequential numbering of the comments and the headings used in the Letter.

Revenue Recognition, page 31

1.               Explain to us why you do not account for your software license sales under SOP 97-2 when, based on your disclosures, you clearly sell and market software.

We supplementally advise the Staff that although it is not expressly stated in our accounting disclosure or financial statements, we account for our software license sales under SOP 97-2.  , We will revise our disclosure in future filings to expressly state that we account for software license sales in accordance with SOP 97-2.

2.               Tell us how you have determined that your training, installation or consulting services are not essential to the functioning of any other elements in your arrangements.  In this regard, presuming SOP 97-2 should be applied to your software sales, tell us how your services accounting complies with paragraphs 63-71 of SOP 97-2.

We supplementally advise the Staff that we sell our InfoWorkspace time-based software licenses and corresponding maintenance as part of a bundled arrangement.  The software license period and maintenance period are usually the same (generally one year) and therefore, since there is no objectively verifiable evidence of fair value of post contract customer support (PCS) the revenue from these bundled arrangements is deferred over the life of the subscription contract pursuant to paragraph 12 of SOP 97-2.

Our training, installation and consulting services, with regard to product sales, are sold under a separate proposal and executed pursuant to an arrangement separate from our license and maintenance proposal/agreements, and are not essential to the functionality of the software.  We do not believe the services are essential to the functionality of the software because the software does not require significant changes to the underlying code and can be used by the customer, for its purposes, upon installation.  With regard to installation, we do not require that our customers purchase these services from us, and accordingly, the software can be installed by the customer itself, or by other companies that install our software and actively market these services within our industry.  These services do not carry a significant degree of risk or unique acceptance criteria.

The price paid for the services is separately stated in a separate arrangement based on the price paid for these services when sold separately which we believe represents vendor specific objective evidence of fair value.  We often are engaged long after the software has been sold, installed and used by our customers to provide additional consulting services.

3.               Explain the relationship between your customization of the InfoWorkspace software classified as “product development revenue” and the sale of InfoWorkspace software licenses classified within “product revenue” in your statement of operations.  Are any of the customization services related to product sales classified as product revenue?  Explain to us and reference the accounting literature you are applying to your customization services.

We supplementally advise the Staff that, as discussed in response to Staff comments 1 and 2, we account for the sales of our InfoWorkspace software licenses and related maintenance as “product revenue” and account for the revenue derived from these sales under SOP 97-2.  There are no customizations made to any of the products sold and accounted for within “product revenue.”

Our “product development revenue” relates to revenue earned on specific government contracts, where we have been hired to modify and adapt our existing InfoWorkspace software to meet our customer’s specifications.  The revenue from these product sales are accounted for under SOP 81-1.  We will revise disclosure in future filings to expressly state that we account for our “product development revenue” under SOP 81-1.  The corresponding percentage of completion revenue recognition is based on the completion and acceptance by the customer of specified milestones as stipulated in the contractual arrangements.

4.               Please explain why in each of the last two fiscal years deferred revenues at year end have exceeded 50% of your total annual revenues.  Please tell us what the length of the terms of subscriptions are and the related payment terms.  For each of your product and service offerings tell us the point in time that revenue is recognized and the basis for any revenue deferral.

We supplementally advise the Staff that, as discussed in response to Staff comments 1 and 2, we account for the sales of our software licenses and maintenance agreements under SOP 97-2.  The revenue from these sales is deferred over the life of the subscription contract agreement.  Approximately 95% of our maintenance agreements have a service term of one year.  Historically  a large percentage of our licenses are renewed during the month of December, which, for the fiscal year ended December 31, 2004, resulted in additions to deferred revenue of approximately $1.8 million during the month of December, whereas our revenue recognized during 2004 averaged approximately $1 million per month.

For our software license and maintenance agreements, we invoice our customers, in full, upon the delivery of the software license with payment terms of net 30 days.  The revenue is then deferred ratably over the life of the subscription contract agreement.  Revenue from training, installation, and consulting services is recognized as the services are performed.  As discussed in response to Staff comment 3, revenue recognized on product development projects is recognized pursuant to SOP 81-1 upon meeting certain contract milestone deliverables.

Third Party Technology, page 31

5.               Please explain to us how you are applying paragraphs 8, 10 and 11 of SFAS 86 to your capitalized computer software.

We supplementally advise the Staff that we currently do not have any capitalized computer software recorded on our financial statements.  Our research and development efforts have been primarily focused on the development efforts associated with our aforementioned government contracts which, as of December 31, 2004 had not resulted in significant enhancements or had not yet reached technological feasibility which we generally consider to be a working model pursuant to paragraph 4b. of SFAS No. 86.  Certain portions of our development efforts have certainly resulted in product enhancements, however, none of these were considered by management to significantly increase product functionality or the life of the product.  Finally, for any development effort that may have been considered to be a significant enhancement, the costs qualifying for capitalization have been considered to be immaterial since only a short period of time occurs between achieving a working model and its general release to the public.

Cost of licenses purchased from third party vendors and incorporated into our InfoWorkspace products is capitalized as prepaid software licenses and amortized, on a straight line basis, over the life of the purchased software license arrangement which is the same life of the InfoWorkspace license sold to our customer.   Accordingly, we believe we are in compliance with the amortization criteria pursuant to paragraph 8 of SFAS No. 86 and since each of our purchased licenses is associated with a corresponding InfoWorkspace license to a customer the unamortized cost of our prepaid software licenses does not exceed the net realizable value of the corresponding asset.

Finally, our cost of product software is predominantly the amortization of the aforementioned prepaid software license and the unamortized balance of the purchased third party software licenses is separately disclosed on the face of the balance sheet as prescribed by paragraph 11 of SFAS No. 86.

Note 8 Income Taxes, page 37

6.               We note that the reconciliation of your effective tax rate includes a reconciling item described as “adjustment of prior year” of $(4,127,000).  Tell us more about the nature of this reconciling item and how your disclosures comply with paragraph 47 of SFAS No. 109.  Tell us what prior periods the adjustment relates to and the basis for your recognition in fiscal 2004.

We supplementally advise the Staff that this reconciling item represents a true up to the deferred tax asset balances and the corresponding valuation allowance relating primarily to state net operating losses.  This adjustment had no effect on the income tax expense (benefit) as it was merely a correction (increase) of the balance of the Company’s deferred tax asset offset by a corresponding increase in the valuation allowance related to those tax assets.  The adjustments are the result of a culmination of prior period temporary differences between book deferred tax assets and those reported on the corresponding tax returns. The exact timing of a majority of these differences is difficult to isolate; however, a significant portion of the difference related to an increase in the state income tax rate applied to $54 million of state net operating losses.  These differences were discovered in 2004 in conjunction with the filing of the Company’s 2003 federal and state tax returns.  Accordingly, the Company treated the aggregate true up of temporary differences as a change in estimate and recorded the adjustment in the most recent reporting period.  Since the Company has been reporting a full valuation allowance the true up had no effect on the tax provision and therefore no corresponding effect on earnings, total assets, working capital or shareholders equity.

We believe the Company has adequately reconciled the reported amount of income tax benefit attributable to continuing operations with the amount of income tax benefit/expense that would result from applying domestic federal  statutory tax rates in accordance with paragraph 47 of SFAS No. 109.  Admittedly the presentation is odd due to the confluence of a full valuation allowance on deferred tax assets, the recognition of tax refunds from one-time events, and the recording of pretax income.  As of December 31, 2004, management believed that it was not more likely than not the net deferred tax benefits would be utilized and continued to record a full valuation allowance due to a significant history of past operating losses.  The Company had recorded a tax benefit due to foreign tax recoveries and a carryback of net operating loss as a result of the Federal Job Creation and Worker Assistance Act of 2002.

Item 9A. Controls and Procedures, page 42

7.               We note your statement, in the first paragraph of this section that “the Company’s chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures were effective to provide a reasonable level of assurance…” In addition, we note your statements in the second paragraph regarding “the inherent limitations in all controls systems.”  You should state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website http://www.sec.gov/rules/final/33.8238.htm>.

We supplementally advise the Staff that we have reviewed section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238 and will revise future filings to clarify that the disclosure controls and procedures are designed to provide a reasonable assurance that the controls and procedures will meet their objectives.

Item 4.  Controls and Procedures

8.               You state that the Company’s management carried out an evaluation of the effectiveness of the Company’s disclosure control and procedures within the 90 days prior to the date of this report.  Tell us how the timing of your assessments complies with Item 307 of Regulation S-K which requires such assessments as of the end of the period covered by the report.

We supplementally advise the Staff that Item 307 of Regulation S-K requires that the Company’s management, with the participation of the Company’s principal executive and principle financial officer, carries out an evaluation of the effectiveness of the Company’s disclosure control and procedures as of the end of each fiscal quarter.  The Company evaluates the effectiveness of its disclosure controls and procedures at the end of a fiscal quarter and will revise future filings accordingly.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in this filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses above, please feel free to contact John McMahon, Corporate Controller, at 781-505-2124 or myself at 781-505-2145.

Sincerely,

EZENIA! INC.

Khoa D. Nguyen

Chairman and Chief Executive Officer

cc:           Steve Williams, US Securities and Exchange Commission

Tammy Tangen, US Securities and Exchange Commission

John McMahon, Corporate Controller, Ezenia! Inc.

Meerie Joung, Bingham McCutchen LLP

Todd Berry, Brown & Brown LLP